SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Launches ‘GOL Aerotech’: World-Class Aircraft MRO Business Unit

GOL’s aircraft maintenance, repair and overhaul expertise now available to third-party airlines

São Paulo, November 29, 2019 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), Brazil’s largest domestic airline, announces today the launch of GOL Aerotech, a new business unit that provides aircraft maintenance, repairs, and aircraft and components overhauls (MRO). It extends GOL’s expertise in aircraft maintenance to third-party airlines around the world for the first time and generates a new source of revenue for the company.

GOL Aerotech (https://www.golaerotech.com/) is located at the Confins Airport in Minas Gerais, Brazil, where GOL conducts MRO on its own single fleet of Boeing aircraft. GOL expects revenues of R$140 million in 2020 for GOL Aerotech. Capital Group and Dubai Aerospace are among its first customers.

“Our maintenance center is already recognized as the most advanced in Latin America, and with the launch of GOL Aerotech we create a new competitive advantage. With more than 13 years of aircraft maintenance experience performed on GOL's own aircraft, we have refined key processes and advanced the necessary requirements to serve our Customers with excellence,” says Celso Ferrer, GOL’s vice president of Operations.

GOL Aerotech is qualified to perform maintenance services for companies and airlines that have Boeing 737 Next Generation, 737 Classic, 737 MAX and Boeing 767 family aircraft. It is certified by national and international regulators such as ANAC (National Agency Civil Aviation Administration, Brazil), the FAA (Federal Aviation Administration, United States) and EASA (European Union Aviation Safety Agency).

To date, GOL has invested over R$130 million in its aircraft maintenance center in Confins. Covering over 145,000 square meters, the facility has three hangars (two for maintenance and one for painting), plus six workshops capable of repairing and overhauling wheels, brakes and steel structures, as well as the inspection of engines and other components. It has capacity to serve 80 aircraft per year (on average) and provide over 600,000 hours of maintenance availability annually. It is staffed with over 760 employees, including engineers and technicians, and achieves a 98% on-time delivery and aircraft release for heavy maintenance.

GOL Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

GOL Media Relations
Becky Nye, Montieth & Company

bnye@montiethco.com

+1 646 864 3517

About GOL Linhas Aéreas Inteligentes S.A. (“GOL”)

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 15,000 highly skilled aviation professionals and operates a fleet of 125 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 18-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

1	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2019

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.